Filed by Atna Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Canyon Resources Corporation
Commission File Number:   001-11887

ATNA RESOURCES LTD.

Canyon Resources Corporation

A GOLDEN COMBINATION

Forward Looking Statement

Certain forward-looking statements are included in this presentation, including statements relating to a proposed transaction between Canyon Resources Corporation and Atna Resources Ltd. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Canyon's and Atna's current expectations regarding the proposed transaction, and speak only as of the date of this presentation. Investors are cautioned that all forward-looking statements in this presentation involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things: (1) that Canyon stockholders will not support or approve the transaction in a timely manner, if at all; (2) that the closing of the transaction could be materially delayed or more costly and difficult than expected; (3) that the final value of the transaction could be adversely affected by changes in stock price of Atna Resources; and/or (4) that the transaction will not be consummated. A full discussion of other known risks and uncertainties regarding Canyon Resources, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon Resources. A full discussion of other known risks and uncertainties regarding Atna Resources, its business and operations are included in its Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna Resources. These filings are also available electronically from the SEC Web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon's or Atna's ability to reach the results described in the forward-looking statements could be impaired and Canyon's and/or Atna's stock price could be adversely affected. Neither Canyon Resources or Atna Resources undertake any obligation to update or correct any forward-looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation.

ATNA RESOURCES LTD.

Canyon Resources Corporation

Additional Information

This presentation is not an offer to sell securities or the solicitation of an offer to buy securities. In connection with the proposed transaction, Atna and Canyon intend to file relevant materials with the SEC, including the filing by Atna with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the common shares of Atna to be issued in exchange for Canyon common stock. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Canyon plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Canyon, Atna, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Canyon and Atna through the web site maintained by the SEC at www.sec.gov. Canyon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Canyon's annual report on Form 10-K, which was filed with the SEC on March 2, 2007. This document is available free of charge at the SEC's web site at www.sec.gov. Atna and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Atna's Form 20-F filed with the SEC on June 30, 2005. This document is available free of charge at the SEC's web site at www.sec.gov. Copies of Atna's filings may also be obtained without charge from Atna at its web site (www.atna.com) or by directing a request to Atna Resources Ltd., Attn.: Investor Relations, 510 – 510 Burrard Street, Vancouver, BC V6C 3A8.

ATNA RESOURCES LTD.

Canyon Resources Corporation

Transaction

- Atna - Canyon merger
- Canyon shareholders receive 0.32 shares of Atna for each Canyon share
- Warrants, options and convertible debt become Atna obligations
- Canyon special shareholder meeting
  - March 6, 2008
  - Close transaction March 7

Highlights

- A multi-million ounce gold company
- Near term production and cash flow
- Pipeline of gold development projects
- Western U.S. gold focus
- Synergistic management team
- Financial strength to ensure long term growth

Corporate Information

	Atna	Canyon	Combined
Shares Outstanding	64.7 million	53 million	81.7 million
Fully Diluted	67.2 million	73.2 million	90.8 million
Cash*	U.S.$12.2 M	U.S.$4.3 M	U.S.$10 - 11 M (projected at close)
Debt	Nil	U.S.$825,000 6% LT Convertible Debentures	U.S.$825,000 6% LT Convertible Debentures

*As of September 30, 2007

Peer Analysis

- The combined company trades at a low Enterprise Value / oz multiple relative to its peers



EV / Resource (US$ / Oz)(2)(3)
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Junior Producer Average
Midway Gold Corp.
Western Goldfields
Detour Gold Corporation
Allied Nevada Gold Corp.
Anatolia Minerals Dev. Ltd.
Yukon-Nevada Gold
Klondex Mines Ltd.
Combined(1)
Metallic Ventures Gold Inc.

ATNA RESOURCES LTD

Canyon Resources Corporation

(1) Assumes 70% ownership of Pinson
(2) Includes measured, indicated, inferred resources
(3) Includes proven & probable reserves and mineralized material

Re-rating

- Potential for significant re-rating as several projects are advanced toward production



Share Price (C$)
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
US$67/oz
US$9/oz
US$37/oz
US$50/oz
US$75/oz
US$100/oz
+30%
+90%
+149%
Potential Value to Combined Shareholders
Atna (1) (2)
Canyon (3)
Combined
US$50/oz
US$75/oz
US$100/oz
Re-rating potential

(1) Assumes 70% ownership of Pinson
(2) Includes measured, indicated, inferred
(3) Includes proven & probable reserves and mineralized material

Management Team

- David Watkins, MSc, CEO, Chairman
  - 40 years of global mining & exploration experience
- James Hesketh, MSc, President & COO
  - 30 years of banking and global production experience
- David Suleski, BBA, CPA, VP & CFO
  - 25 years of mining finance and accounting experience
- Bill Stanley, BSc, MBA, VP Exploration
  - 30 years exploration experience focused in Nevada

ATNA RESOURCES LTD.

Canyon Resources Corporation

Gold Development Properties

Western U.S. Focus

- Pinson - Nevada
- Briggs - California
- Reward - Nevada
- Seven Up Pete - Montana


WASHINGTON
Olympia
Portland
Salem
OREGON
IDAHO
Boise
Seven-Up Pete
Helena
MONTANA
WYOMING
Cheyenne
Pinson
Reno
Carson City
Sacramento
NEVADA
Salt Lake City
UTAH
Reward
CALIFORNIA
Briggs
Las Vegas
ARIZONA
Los Angeles

ATNA RESOURCES LTD

Carson Resources Corporation

Mineralized Material

Atna (NI43-101)

Pinson Project Resource (1)

Cut-off (2)	Tons	Grade oz/t	Ounces Au
Measured & Indicated	2,505,000	0.421	1,063,000
Inferred	3,374,000	0.340	1,146,600

(1) Project basis: Atna owns 70%, Barrick 30%: Barrick may reverse interest to 30:70 by spending US$30M by April 2009
(2) Cut-off 0.20 oz/ton
(3) Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to US Investors."

Canyon (SEC Guide 7)

Cut-off (1)	Tons	Grade oz/t	Ounces Au (3)
Proven & Probable Reserves	9,600,000	0.030	291,000
Mineralized Material (2)	55,400,000	0.030	

(1) Cut-off 0.01 – 0.08 oz/ton function of open pit or underground
(2) Mineralized material DOES NOT include proven and probable
(3) Equity share of in-situ ounces

ATNA RESOURCES LTD

Canyon Resources Corporation

Pinson - Humboldt County, NV

- **Atna 70%, Barrick 30%**
- **2.2 million ounce resource**
  - 1.1 million oz M&I @ 0.42 oz/t
  - 1.1 million oz Inferred @ 0.34 oz/t
- **Barrick to spend US $30 million before April 2009 to earn a 70% interest**
- **Goals of Barrick program**
  - Underground development
  - 85,000 feet of drilling
  - New target exploration
  - Advancement towards feasibility and production



Briggs - Inyo County, CA

- **Near term production**
  - Existing plant and infrastructure
  - Permitted operating site and leach pads
  - Open pit engineering studies complete
    - 35,000 oz/year over four years
    - $468/oz cash cost, $8.25 million CAPEX
  - Underground design completed
    - 0.259 million tons @ 0.164 oz/ton Au
    - 11,000 oz/yr over 3.5 years
    - $423/oz cash cost, $4.9 million CAPEX



- **Excellent exploration potential**
  - High grade structures
  - Six mile strike length
  - 550,000 oz historic production

ATNA RESOURCES LTD.

Canyon Resources Corporation

Reward - Nye County, NV

- **Feasibility study completed**
  - Heap leach project
  - 35,000 oz/year, four years
  - $24 million CAPEX
  - Cash cost estimate U.S.$410
  - IRR: 13.2% @ $700 gold
- **Processing and management synergies with Briggs**
- **Project permitting underway**
  - Approval expected Q2 2008
- **Proven & Probable Reserve**
  - 5.2 million tons @ 0.027 oz/ton Au
  - 2.0 strip ratio



ATNA RESOURCES LTD

Canyon Resources Corporation

Seven Up Pete - Lincoln, MT



- **1991 feasibility study**
  - Open pit mine with CIP circuit
  - 75,000 oz/year production shown in prior study
- **Resource model (mineralized material)**
  - 17 million Tons @ 0.035 oz/ton Au
- **Vein system mineralization**
- **Non-cyanide metallurgical test work**
  - Gravity/flotation gold recovery
  - Positive results developed
- **Private lands and unpatented claims**

ATNA RESOURCES LTD

Canyon Resources Corporation

Gold Exploration Properties


Jarbidge
Independence Trend
Clover
Tuscarora
Carlin Trend
Elko
Getchell Trend
Adelaide
Mt. Edna
TJ-DF
80
Reno
Battle Mountain
-Eureka trend
Carson City
Walker Lane Trend
Tram
15
Las Vegas
Search-
light

100% Owned Projects
- Jarbidge
- Mt. Edna
- Tram
- Searchlight

Joint Venture and Farm-Out Projects
- Clover- Yamana Gold
- Adelaide - Golden Predator Mines
- Tuscarora – Golden Predator Mines
- TJ-DF – Sage Gold

ATNA RESOURCES LTD.

Carson Resources Corporation

Royalties

- **Wolverine, Yukon** (Yukon Zinc)
  - 9.4% NSR on precious metals
- **McDonald, Montana** (Newmont)
  - 3% NSR on 2,870 acres of fee mineral rights
- **Dominican Republic** (Energold)
  - 0.4% NSR and production payments on 12 properties
- **Mina Cancha, Argentina** (Yamana Gold)
  - 2.5 % NSR on gold deposit

Other Assets

- **Montana – 900,000 Acres of Mineral Rights**
  - Fee mineral rights
  - Deposit target types include sedimentary hosted Cu/Ag, epithermal Au, massive sulfide, porphyry Cu, and industrial minerals
- **Wyoming – Uranium Assets**
  - Converse/Sand Creek joint ventures (Uranium One/New Horizon)
  - 23,000 acres claimed or leased land
- **Chile – Silver & Copper Assets**
  - Cachinal and Celeste joint ventures (Valencia Ventures & Coro Mining)
- **Canada – Base Metal Assets**
  - Wolf joint venture and Ecstall property

ATNA RESOURCES LTD

Canyon Resources Corporation

Summary

- A multi-million ounce gold company
- Near term production and cash flow
- Pipeline of gold development projects
- Western U.S. gold focus
- Synergistic management team
- Financial strength to ensure long term growth

Atna Resources Ltd.

A Golden Combination Creating a Unique Platform for Growth

ATN:TSX
CAU:AMEX

ATNA RESOURCES LTD.

Canyon Resources Corporation